1128342

3-7-02

02020512

As filed with the Secu... ...nission on March 1, 2002 File No. 333-12860

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO SECTION 13a-16 OR 15(d)-16 of
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

iesy Hessen GmbH

(formerly known as eKabel Hessen GmbH)
(Exact Name of Registrant as Specified in its Charter)

Feldstrasse 16
D-64331 Weiterstadt
Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F____X____ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act 1934).

Yes________ No____X____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-________

Re: Press Release regarding appointment of new CEO and notice of change of name.

The Registrant has appointed Lutz Meyer-Scheel as its Chief Executive Officer. Please see the attached Exhibit, "iesy Appoints Chief Executive Officer," dated 27 February 2002 for further information.

In addition, in February 2002 the Registrant and certain of its affiliates changed their names as follows:

Old Name	New Name
eKabel Hessen GmbH	iesy Hessen GmbH
eKabel Holdings GmbH	iesy Holdings GmbH
eKabel Hessen Finanz-Management GmbH	iesy Hessen Finanz-Management GmbH
eKabel Hessen Finanz GmbH & Co. KG	iesy Hessen Finanz GmbH & Co. KG
Kabel Hessen Verwaltungs-GmbH	iesy Hessen Verwaltungs-GmbH
Kabel Hessen GmbH & Co. KG	iesy Hessen GmbH & Co. KG
eKabel BK Services GmbH	iesy BK Services GmbH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iesy Hessen GmbH

Date: February 28, 2002

By: /s/ Guenter Maier
Name: Guenter Maier
Title: Senior Executive Vice President and Managing Director

Date: February 28, 2002

By: /s/ Bruce Davis
Name: Bruce Davis
Title: Chief Financial Officer and Prokurist

Exhibit

Cable network operator in Hessen with new first-in-command

iesy appoints Chief Executive Officer

Weiterstadt, 27. February 2002

iesy (eKabel – Kabel Hessen GmbH & Co. KG), the cable network operator in Hessen, has appointed a Chief Executive Officer. He is leading telecom and computer expert, Lutz Meyer-Scheel, who will be responsible for the company's drive to introduce new broadband products and services. He starts on 2nd April.

iesy is placing high priority on the rapid expansion of the cable network in Hessen to provide reverse-channel multimedia broadband cable. At the same time it is re-organizing its departments and management structure to ensure the entire company is customer-focused.

"There could not be a more exciting time to take up this position", Lutz Meyer-Scheel says. "With its highly advanced cable network in Hessen, iesy can take advantage of the new broadband technologies to provide customers with the very latest telephone, television and internet services."

Lutz Meyer-Scheel, 59, is a prominent Telecommunications manager. Prior to his move to iesy, he was CEO at RSLCOM GmbH in Frankfurt, in charge of the consolidation of the private customer division and the integration of the Motorola Telco business divisions in RSLCOM.

Before that, he held CEO positions at such British Telecom subsidiaries as Telenordia (Scandinavia) and VIAG Interkom (Germany). Mr. Meyer-Scheel gathered further experience as a CEO at INFO AG (1990-1995) and at ENATOR INTERNATIONAL AB (1983-1990), as well as holding numerous managerial positions at SCS and Eurokai KGaA. Before becoming involved in the telecom and IT industries, Lutz Meyer-Scheel worked as a marine and first officer in the German Merchant Navy for Hapag-Lloyd AG (Hamburg).

Press information

Contacts:

iesy
Alexandra Jordans
PR Manager
Feldstraße 16
64331 Weiterstadt
Tel.: +49-6151/ 67 09-462
Fax: +49-6151/ 67 09-209
alexandra.jordans@iesy.de

Harvard PR
Tom Henkel/Karen Sehling
Westendstraße 193-195
80686 Munich
Tel.: +49-89/ 53 29 57 –0
Fax: +49-89/ 53 29 57 –888
tom.henkel@harvard.de
karen.sehling@harvard.de

A. Gary Klesch, Chairman of the Board, explains: "The appointment of such a highly qualified CEO is a key milestone in the transformation of iesy into a company capable of delivering the products of tomorrow. He will ensure the continuing integration of customer care, marketing and networks so that iesy is 100 per cent customer focused. Though the appointment of a CEO means that the acting head of the company, Doug Giesen, has now successfully completed his work, I am delighted that we can continue to benefit from his expertise as a consultant."

To find this press release, go to: http://www.harvardpr.de

Photos (in print quality) and the iesy logo are available on request.

About iesy
iesy (eKabel - Kabel Hessen GmbH & Co. KG) is the cable network operator in Hessen and is building a full service digital broadband communications network. Currently with a workforce of more than 300 employees, the company located in Weiterstadt near Frankfurt am Main provides multimedia and entertainment programming. In August 2000 a investor consortium led by NTL acquired 65 percent of the Hessen cable network from Deutsche Telekom AG serving 1.8 million households. iesy is upgrading the existing network to provide two-way broadband communications. iesy's products will include digital television, high-speed internet and IP telephony via a single link.

Certain statements in this press release contain "forwardlooking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions, the Company's ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals, finance construction and development and the ability to complete certain pending acquisitions, all in a timely manner and reasonably basis and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, over all market penetration and competition from providers of alternative services, the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital. We undertake no obligation to update the forward-looking statements contained this material to reflect subsequently occurring events or circumstances.

Contact:
iesy
Alexandra Jordans
Tel.: +49-6151/ 67 09-462
Fax: +49-6151/ 67 09-209
E-Mail: alexandra.jordans@iesy.de
http://www.iesy.de

Contact Agency:
Harvard PR
Tom Henkel/Karen Sehling
Tel.: +49-89/ 53 29 57-0
E-Mail: tom.henkel@harvard.de
karen.sehling@harvard.de
http://www.harvardpr.de